Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

January 26, 2009

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on January 26, 2009 and filed on SEDAR.

Item 4.	Summary of Material Changes

On January 26, 2009, NovaGold announced it had closed the final US$5,925,000 of the total US$75 million private placement. It also announced that it received a Notice of Conversion from Auramet Trading, LLC, to convert all of the remaining balance of the US$20 million bridge loan, and the shares had been sold to a number of institutional investors.

Item 5.	Full Description of Material Change

Further to its news release of January 22, 2009, NovaGold announced it had closed the final US$5,925,000 of its total US$75 million private placement. An additional 4,557,692 Units were sold at a price of US$1.30 per Unit. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”).

The Company also announced that it received a Notice of Conversion from Auramet Trading, LLC (“Auramet”) to convert all of the remaining balance of the US$20 million bridge loan. Auramet has also informed NovaGold that all the shares received on conversion of the US$20 million bridge loan have been sold by Auramet to a number of institutional investors. These investors include Electrum Strategic Resources LLC, which has purchased an additional 5.8 million shares of NovaGold at US$1.68 per share increasing its total position to 51.9 million shares or 28.7% of the current 180,973,089 issued and outstanding shares of the Company.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Elaine Sanders
Vice President, Finance & Corporate Secretary
	Telephone:	(604) 669-6227
	Fax:	(604) 669-6272

Item 9.	Date of Report

January 28, 2009